[LETTERHEAD]

January 26, 2006

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:       Norfolk Southern Corporation
 Form 10-K for the year ended December 31, 2004
 Form 10-Q for the periods ended March 31, 2005, June 30, 2005, and September 30, 2005
 Commission File No. 001-08339

Dear Ms. Cvrkel:

We received your letter to Henry C. Wolf dated January 5, 2006 concerning our response to your comment letter dated December 8, 2005.  As you requested, we filed via EDGAR on January 17, 2006 a Form 10-K/A for the year ended December 31, 2004 in order to file as an exhibit the Conrail Inc. financial statements under Rule 3-09.  With this action we believe we have addressed all of your comments.  If you have any questions, please feel free to give me a call.

Sincerely,

/s/ Marta R. Stewart

Marta R. Stewart